UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
CENTURY ALUMINUM COMPANY

(Name of Issuer)
COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)
156431 10 8

(CUSIP Number)
Company Secretary
Glencore AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: 41-41-709-2563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 7, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Glencore AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,307 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

11,706,307 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,307 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(1) Represents shares owned directly by Glencore AG, which will be transferred to Glencore Investment Pty Ltd. (“Glencore Investment”) pursuant to planned intercompany transfers within 60 days of the date of this filing.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Glencore Investment Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Western Australia

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,307 shares (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

11,706,307 shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,307 shares (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Represents shares owned directly by Glencore AG, which will be transferred to Glencore Investment pursuant to planned intercompany transfers within 60 days of the date of this filing.
(2) Excludes 16,000,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Glencore Investments AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,307 shares (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

11,706,307 shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,307 shares (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(1) Represents shares owned directly by Glencore AG, which will be transferred to Glencore Investment pursuant to planned intercompany transfers within 60 days of the date of this filing.
(2) Excludes 16,000,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,307 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

11,706,307 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,307 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(2) Excludes 16,000,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Glencore Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,307 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,706,307 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,307 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(2) Excludes 16,000,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment.

Explanatory Note:
     This is the third amendment (“Amendment No. 3”) to the statement on Schedule 13D originally filed by Glencore AG, Glencore International AG (“Glencore International”) and Glencore Holding AG (“Glencore Holding”) with the Securities and Exchange Commission on April 12, 2001, and amended on May 25, 2004 and on November 27, 2007, relating to the common stock, par value $0.01 per share (“Common Stock”) of Century Aluminum Company (the “Company”). The information set forth in this Amendment No. 3 reflects, among other things, (i) the acquisition by the reporting persons of Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”) of the Company, which is convertible into Common Stock in certain circumstances described below, and (ii) the plan to transfer the 11,706,307 shares of Common Stock reported as beneficially owned by the Reporting Persons on this statement, which are held directly by Glencore AG, to Glencore Investment Pty Ltd (“Glencore Investment”), a wholly owned subsidiary of Glencore International.
     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the original Schedule 13D, as amended through the date hereof (the “Schedule 13D”).
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:
     (a) — (c) and (f) This statement on Schedule 13D is being filed by Glencore AG, Glencore Investment, Glencore Investments AG (“Glencore Investments AG”), Glencore International and Glencore Holding (collectively, the “Reporting Persons”). Each of Glencore AG, Glencore Investments AG, Glencore International and Glencore Holding is a company organized under the laws of Switzerland with a business address at Baarermattstrasse 3, CH-6341 Baar, Switzerland. Glencore Investment is a company organized under the laws of Western Australia having a business address at Level 4, 30 The Esplanade, Perth, 6000, Australia. Glencore Holding is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, Glencore Investments AG and Glencore Investment, is a leading privately held, diversified natural resources group. Each of the Reporting Persons other than Glencore Holding is a direct or indirect wholly-owned subsidiary of Glencore Holding. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.
     (d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction
     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     Pursuant to a Stock Purchase Agreement, dated July 7, 2008 (the “Stock Purchase Agreement”), by and between the Company and Glencore Investment, the Company issued and Glencore Investment purchased, on July 8, 2008, 160,000 shares of the Company’s newly created Series A Convertible Preferred Stock (the “Preferred Shares”), for an aggregate purchase price, payable in cash, of US$1,090,259,200. The Preferred Shares are convertible into 16,000,000 shares of Common Stock of the Company in certain circumstances (at a conversion ratio of 100 shares of Common Stock per Preferred Share, subject to customary adjustments). The Stock Purchase Agreement was entered into in connection with a July 7, 2008 Termination Agreement between Glencore AG’s United States branch, Glencore Ltd. (“Glencore Ltd.”), and the Company (the “Termination Agreement”), by which they terminated certain aluminum sales contracts for an aggregate cash out amount of US$1,820,456,792 payable by the Company to Glencore AG. The proceeds of the Stock Purchase Agreement were used by the Company to fund a portion of the cash out amount. Copies of the Stock Purchase Agreement and the Certificate of Designation for the Series A Preferred Stock, as well as a related Standstill and Corporate Governance Agreement and Registration Rights Agreement and the Termination Agreement, are filed herewith as Exhibits 2, 3, 4, 5 and 6, respectively, and are hereby incorporated herein by reference. The agreements and the Certificate of Designation are summarized below in Item 6. The Reporting Persons acquired the Preferred Shares for investment purposes.
     The Reporting Persons plan to effect certain intercompany transfers within 60 days of the date of this filing pursuant to which the 11,706,307 shares of Common Stock reported as beneficially owned by the Reporting Persons on this statement, which are held directly by Glencore AG, will be transferred to Glencore Investment. Following these transfers, Glencore AG will no longer beneficially own any shares of Common Stock.
     The Reporting Persons intend to hold the shares of the Company’s Common Stock beneficially owned by them for investment purposes. The Reporting Persons may acquire additional shares of Common Stock upon the conversion of the Preferred Shares, as described in Item 6 below, or from time to time in the open market or in privately-negotiated transactions, provided such acquisitions are on terms deemed favorable by Reporting Persons. Alternatively, the Reporting Persons may, from time to time, sell all or a portion of their Common Stock in open market or in privately-negotiated transactions, provided such sales are on terms favorable to the Reporting Persons. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:
     (a) The Reporting Persons beneficially own 11,706,307 shares of Common Stock, or 28.5% of the Company’s outstanding Common Stock. The shares reported as beneficially owned by the Reporting Persons do not include the 16,000,000 shares of Common Stock issuable upon conversion of the Preferred Shares, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of the Reporting Persons, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) named in Item 2 is set forth opposite his name on Schedule I hereto. The beneficial ownership percentages set forth herein and on Schedule I hereto are based on the 41,134,927 shares of Common Stock reported as outstanding as of April 30, 2008 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.
     (b) The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 11,706,307 shares of Common Stock. To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his name on Schedule I hereto.
     (c) During the past 60 days, the persons identified in Item 2 effected the following transactions in Company Common Stock:

	Nature of	Date of	Number of
Transaction Party	Transaction	Transaction	Shares	Price per Share
Willy R. Strothotte (1)	Sale (1)	6/9/2008	1,500	$16.72
Willy R. Strothotte	Stock Grant	6/25/2008	1,047	$0.00

(1)	Represents the sale to and purchase by Glencore AG of Common Stock issued to Mr. Willy R. Strothotte upon the exercise of non-employee director stock options awarded to Mr. Strothotte in connection with his service as a director of the Company.
To the best knowledge of the Reporting Persons, except for the foregoing, there have been no transactions in Common Stock by the Reporting Persons or any other person named in Item 2 during the past sixty days.
     (d) None.
     (e) Upon consummation of the planned intercompany transfer to Glencore Investment of the 11,706,307 shares of Common Stock reported as beneficially owned by the Reporting Persons on this statement, which are held directly by Glencore AG, Glencore AG will no longer beneficially own any shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The following represents a summary of the agreements and instruments relating to the purchase of the Preferred Shares described in Item 4 above:
     Stock Purchase Agreement: On July 7, 2008, the Company entered into the Stock Purchase Agreement with Glencore Investment which provided for the sale and purchase of Preferred Shares described in Item 4 above. The Stock Purchase Agreement contains customary representations and warranties given by each of the Company and Glencore Investment.
     Certificate of Designation: The rights and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the “Certificate of Designation”). The following summarizes the material terms of the Series A Preferred Stock, as reflected in the Certificate of Designation:

          Dividends. Dividends will be declared and paid on the Series A Preferred Stock when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.
          Voting. The Series A Preferred Stock has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company’s Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock.
          Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).
          Automatic Conversion. The Series A Preferred Stock shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Stock (the “Conversion Ratio”) upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons’ percentage ownership of Common Stock, to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Stock to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Stock will be redeemed as described below).
          Optional Conversion. At the option of each holder, the Series A Preferred Stock may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of the Company’s Common Stock have been tendered.
          Mandatory Redemption. If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company’s subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company’s subsidiaries will be distributed to the Company’s stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Stock at a redemption price equivalent to the average of the closing price for the Company’s Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company’s proposal.
          Preemptive Rights. If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons’) at a price below the average of the closing price for the Company’s Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Company’s board of directors authorizes such issuance or sale, the holders of Series A Preferred Stock must be given the opportunity to participate in such issuance on an as-converted basis.
          Transfer Restrictions. Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Stock may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.
     Standstill and Governance Agreement: In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the “Standstill Agreement”). The following is a summary of the material terms of the Standstill Agreement:
          Standstill. Glencore AG has agreed that (i) during the first nine months after July 7, 2008, it (and its affiliates) will not acquire any capital stock of the Company (or rights to capital stock) if the acquisition would increase their aggregate beneficial ownership to more than 28.5% of the Company’s issued and outstanding Common Stock, and (ii) during the second nine-month period after July 7, 2008, it (and its affiliates) will not acquire any capital stock of the Company (or rights to capital stock) if the acquisition would increase their aggregate beneficial ownership to more than 49% of the Company’s issued and outstanding Common Stock. In addition, during the first nine months after July 7, 2008, the Reporting Persons and their affiliates will not engage in, or seek to engage in, or induce, encourage, solicit or support any third party that is engaging in or seeking to engage in, a proxy contest for the Company or any proposal, transaction or other activities that would result in change of control of the Company. If a third party makes an offer for the Company and the Company’s board does not both recommend against the offer and adopt a poison pill to block the offer, the standstill restrictions will be suspended in order to permit the Reporting Persons to engage in a responsive transaction (subject to certain restrictions). During the restricted 18-month period following July 7, 2008, the Reporting Persons and their affiliates may make and consummate business combination proposals to and with the Company only subject to certain conditions specified in the Standstill and Governance Agreement. If during the nine-month period after July 7, 2008, the Company issues Common Stock in a widely distributed public offering and the Reporting Persons are not afforded the opportunity to participate up to the level required to maintain a 47% economic interest in the Company, the Reporting Persons will be entitled to acquire shares of Common Stock in open market purchases in order to maintain the 47% economic interest. The Reporting Persons will not be entitled to vote a number of shares of Common Stock equivalent to the number of shares so acquired.
          Voting and Quorum Agreement. During the first nine months following July 8, 2008, (i) the Reporting Persons must cause their shares of Common Stock to be represented at each meeting of the stockholders at which directors are to be elected, to the extent necessary to form a quorum; and (ii) if the Reporting Persons elect to vote (or consent with respect to) their Common Stock in such election, such Common Stock must be voted (or consent given) in the same proportion as the voting securities held by other stockholders of the Company.
          Board Representation. The Reporting Persons will have the right to designate a nominee for election to the board of directors of the Company, subject to the consent of the nominating committee. This right will terminate if the Reporting Persons (and their affiliates) beneficially own less than 10% of the Company’s Common Stock for a period of three continuous months.
          Early Termination of the Standstill and Voting Agreement. The standstill restrictions and the voting and quorum agreements will terminate prior to the stated terms thereof if any of the following occurs: (i) the Reporting Persons (and their affiliates) beneficially own less than 10% of the Company’s Common Stock for a period of three continuous months, (ii) the consummation of a permitted business combination transaction involving the Reporting Persons or a change of control transaction with a third party, and (iii) if a third party acquires beneficial ownership of 20% or more of the outstanding voting securities of the Company and the Company fails to adopt a poison pill to block further acquisitions by such third party.
     Registration Right Agreement: On July 7, 2008, Glencore Investment and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register the Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees. Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings. The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders. Under the Certificate of Designation, Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale. Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Preferred Shares are sold under an effective registration statement or the Preferred Shares are no longer outstanding. The Company will be responsible for all fees and expenses relating to any registration of the Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters’ counsel in the case of demand registrations).
     Termination Agreement: Contemporaneously with the execution and delivery of the Stock Purchase Agreement on July 7, 2008, Glencore Ltd. and the Company entered into a Termination Agreement pursuant to which they agreed to terminate certain aluminum sales contracts, for an aggregate cash-out amount of US$$1,820,456,792, payable by the Company to Glencore Ltd. US$1,315,259,200 of the cash-out payment (including US$1,090,259,200 funded from the proceeds under the Stock Purchase Agreement) was paid on signing of the Termination Agreement, and the remaining US$505,197,592 is payable on August 31, 2008, if not paid on that date, the deferred amount becomes payable in installments of a minimum of US$25 million commencing September 1, 2008 and continuing until no later than December 31, 2009. Interest accrues on the deferred amount at the rate of Libor plus a margin of 250 basis points per annum, and is payable monthly in arrears, commencing August 1, 2008. The deferred amount must be prepaid to the extent the Company receives net proceeds of any securities issuances (other than certain exempt issuances). The outstanding settlement amount under the sales contracts for June 2008 will be paid on July 15, 2008 in accordance with the sales contracts.
     The foregoing descriptions of the Stock Purchase Agreement (including the description in Item 4), Certificate of Designation, Standstill Agreement, Registration Rights Agreement and Termination Agreement are subject to, and qualified in their entirety by reference to the full text of such documents and agreements, which are filed herewith as Exhibits 2, 3, 4, 5 and 6, respectively, and are hereby incorporated herein by reference.
     The Reporting Persons plan to effect certain intercompany transfers within 60 days of the date of this filing pursuant to which the 11,706,307 shares of Common Stock which are held directly by Glencore AG will be transferred to Glencore Investment.
     Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
The following exhibits are filed herewith:

Exhibit 1.	Joint Filing Agreement (filed herewith)

Exhibit 2.	Certificate of Designation of the Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 3.	Stock Purchase Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 4.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 5.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 6.	Termination Agreement (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 8, 2008

Glencore Investment Pty Ltd
By:	/s/ Eric Diedrichsen
	Name:	Eric Diedrichsen
	Title:	Director

By:	/s/ Marc Ocksay
	Name:	Marc Ocksay
	Title:	Director

Glencore Investments AG
By:	/s/ Andreas Hubmann
	Name:	Andreas Hubmann
	Title:	Director

By:	/s/ Steven Kalmin
	Name:	Steven Kalmin
	Title:	Director

Glencore AG
By:	/s/ Stefan Peter
	Name:	Stefan Peter
	Title:	Officer

By:	/s/ Andreas Hubmann
	Name:	Andreas Hubmann
	Title:	Director

Glencore International AG
By:	/s/ Lotti Grenacher Hagmann
	Name:	Lotti Grenacher Hagmann
	Title:	Officer

By:	/s/ Andreas Hubmann
	Name:	Andreas Hubmann
	Title:	Officer

Glencore Holding AG
By:	/s/ Willy R. Strothotte
	Name:	Willy R. Strothotte
	Title:	Chairman

By:	/s/ Andreas Hubmann
	Name:	Andreas Hubmann
	Title:	Director

SCHEDULE I
     Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore AG, Glencore Holding AG and Glencore International AG are the same persons listed as directors of such company. Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG. If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.
Directors of Glencore Investment Pty Ltd

Name	Principal Occupation	Business address	Share Ownership

Steven N. Isaacs	Chairman and Managing Director of Glencore Finance AG

Richard James Marshall	In-house Counsel of Glencore International AG

Eric Diedrichsen	Employee of Glencore International AG — Accounting

Marc Ocksay	Employee of Glencore International AG — Finance

Ross Lind	Employee of Glencore Investment Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Ron Hing	Employee of Glencore Australia Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Directors of Glencore Investments AG

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability) representing .057% of the Company’s outstanding Common Stock.

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG — Accounting

Andreas P. Hubmann	Officer of Glencore International AG — Accounting
Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability) representing .057% of the Company’s outstanding Common Stock.

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Name	Principal Occupation	Business address	Share Ownership

Andreas P. Hubmann	Officer of Glencore International AG — Accounting

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG — Accounting

Zbynek E. Zak	Non-Executive Director, former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability) representing .057% of the Company’s outstanding Common Stock.

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director, former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock.

Directors of Glencore Holding AG:

Name	Principal Occupation	Business Address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability) representing .057% of the Company’s outstanding Common Stock.

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director, former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock.

Andreas P. Hubmann	Officer of Glencore International AG — Accounting

Exhibit Index:

Exhibit 1.	Joint Filing Agreement (filed herewith)

Exhibit 2.	Certificate of Designation of the Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 3.	Stock Purchase Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 4.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 5.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

Exhibit 6.	Termination Agreement (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)